Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We consent to the incorporation by reference in the registration statement (No. 333-138528) on Form F-3 of Turkcell Iletisim Hizmetleri A.S. of our reports dated April 23, 2008, with respect to the consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 20-F of Turkcell Iletisim Hizmetleri A.S.

/s/    Akis Bagimsiz Denetim Serbest Muhasebeci

        Mali Musavirlik A.S.

April 23, 2008

Istanbul, Turkey